UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________________________ to ___________________________
Commission File Number: 1-35305

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Post Holdings, Inc. Savings Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, MO 63144
(314) 644-7600

Post Holdings, Inc.
Savings Investment Plan

i

Report of Independent Registered Public Accounting Firm

To the Employee Benefit Trustees Committee of
Post Holdings, Inc. and Administrator of the
Post Holdings, Inc. Savings Investment Plan
St. Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of the Post Holdings, Inc. Savings Investment Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the period of February 3, 2012 to December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Post Holdings, Inc. Savings Investment Plan as of December 31, 2012, and the changes in its net assets available for benefits for the period of February 3, 2012 to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC
St. Louis, Missouri
June 25, 2013

Post Holdings, Inc.
Savings Investment Plan
Statement of Net Assets Available for Benefits

December 31, 2012

Investments, at fair value	$28,385,103
Receivables:
Employee Contribution Receivable	39,863
Employer Contribution Receivable	146,501
Notes Receivable from Participants	2,142,336
Total Receivables	2,328,700
Net assets available for benefits at fair value	30,713,803

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(87,318)

Net assets available for benefits (at contract value)	$30,626,485

The accompanying Notes are an integral part of these Financial Statements.

Post Holdings, Inc.
Savings Investment Plan
Statement of Changes in Net Assets Available for Benefits

Period Ended
December 31, 2012

Additions
Investment income:
Interest and dividend income, investments	$561,827
Interest income, participant loans	70,340
Net appreciation in fair value of investments	911,555
1,543,722
Contributions:
Employer	2,123,605
Participant	5,687,429
Rollovers	22,793,053
30,604,087

Total additions	32,147,809

Deductions
Payment of benefits	1,508,344
Other deductions	12,980
Total deductions	1,521,324

Net increase	30,626,485

Net assets available for benefits (at contract value):
Beginning of period	—
End of period	$30,626,485

The accompanying Notes are an integral part of these Financial Statements.

Post Holdings, Inc. Savings Investment Plan
Notes to Financial Statements

Note 1 – Description of Plan
The following description of the Post Holdings, Inc. Savings Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
Post Holdings, Inc. (“Post” or the “Company”) is a manufacturer, marketer and distributor of branded ready-to-eat cereals in the United States and Canada. On February 3, 2012, Post completed its legal separation via a tax free spin-off (the “Spin-Off”) from Ralcorp Holdings, Inc. (“Ralcorp”), which was acquired by ConAgra Foods, Inc. on January 29, 2013. The Company adopted the Plan on February 1, 2012 to be effective on the Spin-Off date.
Post employees that were participants of the Ralcorp Holdings, Inc. Savings Investment Plan (the “Ralcorp Plan”) at the Spin-Off date were treated as terminated employees from the Ralcorp Plan and were no longer eligible to make contributions to the Ralcorp Plan. Post employees could elect to keep their account balances in the Ralcorp Plan, receive a distribution or roll over their account balances following the Spin-Off. During the period ended December 31, 2012, the Plan received $21,062,026 of rollover contributions primarily related to Post employees electing to rollover their account balances into the Plan from the Ralcorp Plan. In connection with the rollover of Post employee account balances from the Ralcorp Plan, $1,731,027 of notes receivable from participants were also rolled into the Plan.
The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of Post, to enable them to share in the Company’s performance through participation in the Post Common Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986 (the “Code”), as amended. The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as to meet the minimum standards for participation and vesting. The Plan is also intended to qualify as a cash or deferred profit sharing plan under section 401(k) of the Code.
Plan Participation
All regular sales, administrative and clerical employees (“SAC employees”), and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll in the United States, along with certain expatriate employees are eligible to participate to the extent permitted by the Plan or applicable law. Employees are generally eligible upon at date of hire.
Plan Administration
The Plan is administered by the Company. Except for matters required by the terms of the Plan or of the trust to be decided by the trustee or matters delegated to the Benefit Administration Committee (“BAC”) or the Company's Employee Benefit Trustees Committee (the “EBTC”), the plan administrator has the exclusive right to interpret the Plan and to decide any and all matters arising under the Plan or in connection with its administration. The Plan designates the EBTC as having certain rights and obligations to control and manage Plan assets, to select investment funds available for investment by Plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of Plan assets. The Plan designates the BAC as the claims fiduciary for the Plan. Certain Plan expenses are paid by the Company.
Contributions
The pre-tax contribution amount, Roth contribution (after-tax), or combination of pre-tax and Roth contributions, was limited to $17,000 for 2012, and a catch-up contribution for individuals ages 50 or over was limited to $5,500 per calendar year. Subject to such limitations, participants may generally make basic Roth or pre-tax contributions of 1% to 50% of their compensation, in 1% increments.
Participant contributions may be invested in any of the available investment funds. Participant contributions and earnings thereon are vested and non-forfeitable from the time made.
The Company generally contributes 100% of the first 6% of pay contributed for certain SAC employees. Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service by the participant.
Employees of several of the Company’s production facilities are subject to different pre-tax limits and matching contribution levels. In addition, certain production employees receive non-matching Company contributions.
Investment Options
All contributions will be deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company (“Vanguard”) or any successor trustee selected by the EBTC. The values of the trust funds change according to increases or decreases in the values of the assets, gains or losses on sales of assets held therein, and income from dividends and interest. In addition, Vanguard performs all record-keeping functions for the Plan. The trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. During the Plan year ended December 31, 2012, participants were able to allocate their contributions among the following investment options: Royce Total Return Fund, Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard Extended Market Index Fund, Vanguard International Growth Fund, Vanguard Prime Money Market Fund, Vanguard PRIMECAP Fund, Vanguard REIT Index Fund, Vanguard Small-Cap Index Fund, Vanguard Total Bond Market Index Fund, Vanguard Total International Stock Index Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust and the Post Common Stock Fund.
Withdrawals, Loans and Forfeitures
Upon participant termination, retirement, disability or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant will be distributed to the participant or to the participant’s beneficiary or other legal representative. Under the Plan, a participant may elect from several payment alternatives regarding the timing and nature of distributions. Plan withdrawals may be made prior to termination or retirement for cases of hardship. Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company, as defined within the Plan document.
The Company may, subject to certain rules and regulations, permit participants to borrow from their vested account balances. Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant's account and bear interest equal to the prime rate as most recently adjusted, on a quarterly basis and as reported in The Wall Street Journal, plus one percentage point. Principal and interest are paid ratably through payroll deductions for each pay period in which the participant receives compensation from the Company.
Upon termination, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited are used to reduce Company matching contributions required under the Plan. Forfeitures, net of amounts restored, during the period ended December 31, 2012 were $1,732.
Amendments and Termination
The Board delegated authority to amend the Plan to the Company's Chief Operating Officer and President in his discretion, provided that the Chief Operating Officer and President may not amend the plan absent Company, Board or Compensation Committee approval if an amendment is reasonably expected to increase the Company's liability with respect to the Plan by more than $2,500,000 determined on present value basis. The Company may terminate the Plan or direct that Company matching contributions cease. In the case of Plan termination, non-forfeitable rights to the Company matching contributions credited to a participant's account shall automatically vest.
Note 2 – Summary of Significant Accounting Policies
The significant accounting policies followed by the Plan are described below.
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting, with the exception of benefit payments, which are recorded upon distribution.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Investment Valuation
The following is a description of the valuation methodologies used for assets measured at fair value.
Registered Investment Companies
Shares of registered investment companies (mutual funds) are valued at quoted market prices on the last business day of the plan year, which represent the fair market value of shares held by the Plan.
Common Stock
The Company Stock Fund is valued at quoted market prices of shares held by the Plan on the last business day of the plan year plus any uninvested cash holdings.
Common/Collective Trust
Units of the Vanguard Retirement Savings Trust (the “Trust”) are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. As described in accounting guidance on Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting guidance previously mentioned, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract-value basis.
The Trust invests primarily in synthetic investment contracts. Synthetic investment contracts consist primarily of mutual funds and bond trusts, which are valued at the net asset value of each fund or trust as of the close of the New York Stock Exchange at the end of the Plan year.
Purchases and sales of investments are recorded on a trade-date basis.  Net appreciation in fair value of investments is comprised of net realized and unrealized gains and losses.  Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method.  Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year.  Capital gain distributions are included in dividend income. Investment securities are exposed to various risks, such as interest rate, market and credit.
Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 3 – Investments
The following table presents the fair value of all of the Plan’s investments. Investments that represent 5 percent or more of the net assets available for benefits as of December 31, 2012 are identified by an asterisk (*).

		December 31, 2012
Registered investment companies:
Royce Total Return Fund Service		$396,885
Vanguard 500 Index Fund Investor Shares	*	3,214,411
Vanguard Explorer Fund Investor Shares		634,038
Vanguard Extended Market Index Fund Investor Shares		1,271,630
Vanguard International Growth Fund Investor Shares		736,584
Vanguard PRIMECAP Fund Investor Shares		939,425
Vanguard Prime Money Market Fund		945,177
Vanguard REIT Index Fund Investor Shares		1,516,179
Vanguard Small-Cap Index Fund Investor Shares		1,229,083
Vanguard Total Bond Market Index Fund Investor Shares	*	3,646,734
Vanguard Total International Stock Index Fund		984,491
Vanguard Wellington Fund Investor Shares	*	5,303,687
Vanguard Windsor II Fund Investor Shares		789,411
		21,607,735
Vanguard Retirement Savings Trust	*	1,796,091
Post Common Stock Fund	*	4,981,277
		$28,385,103
During 2012, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year appreciated as follows:

Registered investment companies	$409,566
Common Stock - Post Common Stock Fund	501,989
Total net appreciation in fair market value	$911,555

Note 4 – Fair Value Measurements
The following tables present the Plan’s assets measured at fair value on a recurring basis as of December 31, 2012 and the corresponding levels in the fair value hierarchy.

	December 31, 2012
	Total	Level 1	Level 2
Mutual Funds:
Balanced Growth	5,303,687	5,303,687	—
Large Cap Growth	4,943,247	4,943,247	—
Small Cap Growth	3,531,636	3,531,636	—
International Growth	1,721,075	1,721,075	—
Specialty Stocks	1,516,179	1,516,179	—
Bonds	3,646,734	3,646,734	—
Money Market	945,177	945,177	—
	21,607,735	21,607,735	—
Common Stock	4,981,277	4,981,277	—
Common/Collective Trust	1,796,091	—	1,796,091
	$28,385,103	$26,589,012	$1,796,091

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 — Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs are quoted prices of similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
 Level 3 — Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year end. The fair value of common stock is based on quoted market prices. The common/collective trust fund is maintained by an investment company and holds certain investments in accordance with the stated fund objective of investing in guaranteed and synthetic investment contracts and is designed to deliver current and stable income, while maintaining a share value of $1. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the fund at contract value. Generally, transfers to funds with similar investment horizons are allowed once every 90 days. The fund administrator determines the fair value of the fund on a daily basis using the net asset value per fund share (the unit of account), derived from the quoted prices in active markets of the underlying securities. However, because the value of this commingled fund is not publicly quoted and not traded in an active market, it has been categorized in Level 2. At December 31, 2012, the Plan had no Level 3 financial assets or liabilities.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investment securities could result in a different fair value measurement at the reporting date.
Note 5 – Related Party Transactions
Certain Plan investments are shares of Post common stock. Post is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions under the provisions of ERISA. At December 31, 2012, these shares had a total cost of $4,567,385 and market value of $4,981,277. During 2012, the Plan purchased $5,328,855 and sold $757,144 of such assets.
The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.
Fees paid by the Plan for investment management and administrative services were $12,851 for the period ended December 31, 2012.
Note 6 – Income Tax Status
The Plan has filed an application for its determination letter from the Internal Revenue Service (“IRS”) to confirm that it is in compliance with the applicable requirements of the Code as a qualified plan exempt from income tax. The Plan’s administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
Generally accepted accounting principles of the United States requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7 – Reconciliation to Form 5500

Net assets available for benefits per the financial statements		$30,626,485
Less:	employee contributions receivable	(39,863)
	employer contribution receivable	(146,501)
Net assets available for benefits per the Form 5500		$30,440,121

Net increase in net assets available for benefits per the financial statements		$30,626,485
Less:	employee contributions receivable	(39,863)
	employer contribution receivable	(146,501)
Transfers of assets to this plan		(1,731,027)
Net increase in net assets available for benefits per the Form 5500		$28,709,094

Post Holdings, Inc.
Savings Investment Plan
EIN 45-3355106 Plan 001
Schedule H, Line 4i - Schedule of Assets (Held at end of Year)
December 31, 2012

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value

	The Royce Funds	Royce Total Return Fund Service	$396,885
*	The Vanguard Group	Vanguard 500 Index Fund Investor Shares	3,214,411
*	The Vanguard Group	Vanguard Explorer Fund Investor Shares	634,038
*	The Vanguard Group	Vanguard Extended Market Index Fund Investor Shares	1,271,630
*	The Vanguard Group	Vanguard International Growth Fund Investor Shares	736,584
*	The Vanguard Group	Vanguard PRIMECAP Fund Investor Shares	939,425
*	The Vanguard Group	Vanguard Prime Money Market Fund	945,177
*	The Vanguard Group	Vanguard REIT Index Fund Investor Shares	1,516,179
*	The Vanguard Group	Vanguard Small-Cap Index Fund Investor Shares	1,229,083
*	The Vanguard Group	Vanguard Total Bond Market Index Fund Investor Shares	3,646,734
*	The Vanguard Group	Vanguard Total International Stock Index Fund	984,491
*	The Vanguard Group	Vanguard Wellington Fund Investor Shares	5,303,687
*	The Vanguard Group	Vanguard Windsor II Fund Investor Shares	789,411
		Total Investment in Shares in Registered Investment Companies	21,607,735
*	The Vanguard Group	Common Collective Trust - Vanguard Retirement Savings Trust	1,796,091
*	Post Holdings, Inc.	Common Stock - Post Common Stock Fund	4,981,277
*	Loans to Participants	Loans to Participants (various maturity dates, 4.25% - 8.25% interest)	2,142,336
			$30,527,439
* Party in Interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Post Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2013	Post Holdings, Inc.
Savings Investment Plan

	By:	/s/ Robert V. Vitale
Name: Robert V. Vitale
Title: Chairman
Post Holdings Inc.
Employee Benefits Trustee Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm